

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 22, 2009

<u>Via U.S. Mail</u>

Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
4 North 4th Street
Richmond, VA 23219

>   **Re: Massey Energy Company**
>   **Form 10-K**
>   **Filed February 29, 2008**
>   **File Number 001-07775**

Dear Mr. Grinnan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief